Exhibit 99.1

GigaCloud Technology Inc Responds to Short-Seller Report

WALNUT, Calif., September 29, 2023 (GLOBE NEWSWIRE) – GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today issued the following statement in response to claims made in a report by Culper Research, a short seller.

The report lacks merit and contains numerous defamatory, selective, inaccurate, incomplete and misleading statements and speculations. The report demonstrates a fundamental lack of understanding of the Company’s business and financial condition. The Company is reviewing the claims and considering appropriate courses of action to protect the interests of all of its shareholders. As part of its commitment to transparency and compliance, the Company will make additional disclosures in due course consistent with the requirements of applicable rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) and Nasdaq and ensure that relevant information is communicated to shareholders and the public in a timely and accurate manner.

Investors are cautioned that the claims come from a short seller. Therefore, investors shall exercise caution when considering these claims. Investors are encouraged to review materials filed by the Company with the Commission and available on the Company’s investor relations website. The Company reserves all rights to take appropriate measures to defend itself against these claims and safeguard the interests of its shareholders.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Greta Tang, PR & IR Manager

Email: greta.tang@gigacloudtech.com

ICR

Ryan Gardella

Email: GigacloudIR@icrinc.com